SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 998, of 08.12.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED AND NINETY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is certified, for all due purposes, that on the 998th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held at 4:00 p.m. on the eighth day of December of the year two thousand and twenty-three, as called by the Chairman of the Board of Directors, by means of electronic correspondence, pursuant to article 25, paragraph 4, of the Company's Bylaws. The meeting was held at Eletrobras' headquarters, located at Avenida Graça Aranha, n.º 26, 20th floor, Centro, Rio de Janeiro – RJ. Board Member VICENTE FALCONI CAMPOS (VFC) chaired the meeting in person. Board members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL) and MARCELO GASPARINO DA SILVA (MGS) and MARCELO DE SIQUEIRA FREITAS (MSF) attended the meeting in person. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The council was secretariated by the Director of Governance BRUNO KLAPPER LOPES (BKL) and by the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Vice President of Governance, Risk and Compliance, Ms. Camila Gualda Sampaio Araújo participated in the meeting as a guest. QUORUMS OF INSTALLATION AND DELIBERATION: As prescribed in article 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in article 26 of the Bylaws. The meeting was set up with the presence of nine members, in observance of the minimum quorum of five members, and with a minimum quorum for deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or his/her momentary absence from the conclave entails its subtraction for the purposes of calculating the respective minimum quorum for deliberation.

DEL 199, of 12.08.2023. Election of the Executive Vice President of Engineering for Expansion (VEE) of Eletrobras to conclude the unified management term by May 1, 2025. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, and embodied in the presentation of the rapporteur and in a favorable statement by the Personnel Committee – CPES, at its 54th meeting held on 11.23.2023, RESOLVED: 1. To approve the election of ROBSON PINHEIRO RODRIGUES DE CAMPOS, Brazilian, married, lawyer, holder of identity card No. 8046624-6, issued by IFP/RJ and registered with the CPF under No. 892.756.677-72, resident and domiciled in Rio de Janeiro, state of Rio de Janeiro, with business address at Rua da Quitanda, 196, 24th floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the

2 GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 998, of 08.12.2023 position of EXECUTIVE VICE PRESIDENT OF ENGINEERING FOR EXPANSION of Eletrobras, in conclusion to the unified management term of the Executive Board (05.01.2023 to 05.01.2025), pursuant to article 21, article 31, item XV, and article 36, both of the Bylaws, without prejudice to the automatic extension referred to in article 24 of the Bylaws, the effectiveness of the election and investiture in office being conditioned to the signing of the term of office within thirty (30) days following the election, as provided for in article 149, §1 of Law No. 6.404/76. 2. To determine that this Resolution shall take effect immediately. 3. Determine that the Vice Presidency of Finance and Investor Relations – VFR, the Vice Presidency of People, Management and Culture – VGC, the Vice Presidency of Innovation, R&D, Digital and IT – VID, the Vice Presidency of Procurement and Services – VSS, the Communications Department – DCO and the Vice Presidency of Governance, Risks and Compliance – VGR, through Corporate Governance – GRG, of the Secretariat of Governance (GRGS) and of the Strategic Governance and Intelligence Secretariat (GRGCE), adopt, each in its scope of action, the necessary measures to comply with this Resolution.

➢	Approval quorum: Unanimity.

Closure and drawing up of the minutes certificate: It is hereby recorded that the material pertinent to the items deliberated at this Board of Directors Meeting is on file at the Company's headquarters. As there is nothing more to discuss about DEL-199/2023, the President VFC closed the related work and ordered the Governance Secretary to draw up this Certificate which, after being read and approved, will be signed by the same Governance Secretary. The other resolutions held at this meeting were omitted from this certificate, as they related to interests merely internal to the Company, a legitimate precaution, supported by the duty of confidentiality of the Management, according to the "caput" of article 155 of the Brazilian Corporation Law, and are therefore outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Present Gentlemen: Chairman VICENTE FALCONI CAMPOS; Board members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS) e MARCELO DE SIQUEIRA FREITAS (MSF); Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, December 11, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.